September 20, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn: Jeffrey Gabor

Re:	Daré Bioscience, Inc.
Registration Statement on Form S-3 (File No. 333-227022)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Daré Bioscience, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on Friday, September 21, 2018, or as soon thereafter as practicable.

Please contact the undersigned with any questions or comments at (858) 926-7655. Thank you for your assistance with this matter.

Very truly yours,

Daré Bioscience, Inc.

/s/ Lisa Walters-Hoffert
Lisa Walters-Hoffert
Chief Financial Officer